December 15, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Your Letters Dated September 23, 2014
and December 2, 2014 (the “Follow-Up Comment Letter”) Regarding
Herbalife Ltd. (File No. 001-32381)’s Form 10-K for Fiscal Year
Ended December 31, 2013 Filed February 18, 2014

Dear Ms. Jenkins:

Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and paragraphs below correspond to the headings and comments in the Follow-Up Comment Letter, with the Staff’s comments presented in bold italicized text. In response to the Follow-Up Comment Letter the Company offers the following responses:

Form 10-K for the Fiscal Year Ended December 31, 2013

Network Marketing Program, page 7

General, page 7

1.	We note your response to comment 5 from our letter dated September 23, 2014. Given that you have no “separate agreement or arrangement” with your Chinese sales representatives, sales officers, and independent services providers please revise future filings to discuss in more detail the principal terms of the relationship between you and your Chinese sales representatives, sales officers and independent service providers. For example, it is unclear if there is a restriction on your own ability to distribute products in China similar to the restriction in the global distributor agreement filed as Exhibit 10.6. Please provide draft disclosure.

Company Response:

We note the Staff’s comment, and in response thereto, propose to expand the disclosure regarding our Member base in our future Annual Reports on Form 10-K to address the principal terms of our relationship with our Chinese sales representatives, sales officers and independent service providers. Set forth below is the proposed new disclosure that we would include under the heading “Member Base” in the Business section of our future Annual Reports on Form 10-K:

We are party to an agreement with our Members that prohibits us from selling our products through any distribution channel other than our network of independent Members unless otherwise required by law. In China, while direct selling is permitted, multi-level marketing is not. As a result, our business model in China differs from that used in other countries.

In China, where permitted by law, we sell our products through our Members, who are independent contractors. However, Members in China are categorized differently than those in other countries. Chinese citizens who apply and become Members are referred to as “Sales Representatives.” Sales Representatives receive scaled rebates based on the volume of products they purchase. Sales Representatives who reach certain volume thresholds and meet certain performance criteria are eligible to apply to provide marketing services. Once their application is accepted, they are referred to as “Service Providers.” Service Providers are independent business entities that are eligible to receive compensation from Herbalife for the marketing services they provide so long as they satisfy certain conditions, including procuring the requisite business licenses and having a physical business location. Sales Representatives who are in the process of applying to become Service Providers hold the title of “Sales Officers.”

For further clarification, in our future filings with the Commission, we also intend to revise our risk factor addressing the global distributor agreement filed as exhibit 10.6 as follows (new text in bold, underlined text; deleted text marked as strikethrough):

Our contractual obligation to sell our products only through our Herbalife Member network and to refrain from changing certain aspects of our marketing plan may limit our growth.

We are a party to an agreement with our Members that provides assurances, to the extent legally permitted, ~~that~~ we will not sell Herbalife products worldwide through any distribution channel other than our network of independent Herbalife Members. Thus, we are contractually prohibited from expanding our business by selling Herbalife products through other distribution channels that may be available to our competitors, such as over the internet, through wholesale sales, by establishing retail stores or through mail order systems. Since this is an open-ended commitment, there can be no assurance that we will be able to take advantage of innovative new distribution channels that are developed in the future.

2.	We note your response to comment 1 from our letter dated September 23, 2014 regarding the 1986 permanent injunction with the California Attorney General. The injunction appears to prohibit you or participants in your marketing program from paying any compensation, (including, but not limited to “commissions,” “overrides,” “achievement bonuses,” or any term of similar import), based upon anything other than the retail sale of your product. Your current business model provides, however, that commissions, such as Royalty Overrides, are based on “Retail Sales.” That term is defined in your Form 10-K as the suggested retail price of products sold to your Members which may include sales other than retail sales as defined in the injunction.

We further note your disclosure on page 55 that you “do not have visibility to all of the sales from our Members to their customers.” In light of that, please tell us whether you should include a separate risk factor discussing, in specific terms, the risk to you and your investors if the California Attorney General seeks to enforce the terms of the injunction. If you agree such a risk factor is appropriate, please provide draft disclosure. Alternatively, please explain the reasons that no risk factor would be required.

Company Response:

We note the Staff’s comment, and in response thereto, note that we believe we are in compliance with the 1986 permanent injunction with the California Attorney General and that we would be successful in any challenge of our business model thereunder. With respect to the specific statement on page 55 of our Annual Report on Form 10-K for fiscal year 2013 (the “2013 Form 10-K”) quoted in the Staff’s comment, we note that the injunction does not require the Company to track the price at which Members sell to their customers (“field sales”), nor does it require the Company to track the amount of product purchased by a Member for his or her own personal consumption versus the amount purchased for resale to other consumers. Like many consumer packaged goods companies that sell through distributors, we do not track whether field sales occur at suggested retail price nor do we track the extent to which any Member purchases products for his or her own consumption or, instead, for further resale to others. We also note that our current Risk Factor disclosure does address the possibility that governmental authorities may investigate our business model (see e.g., pages 29-30 of our 2013 Form 10-K). Therefore, we do not believe any additional disclosure is required.

Item 6. Selected Financial Data, page 50

3.	In your response to our prior comment 2, you indicate that “retail sales” is a non-GAAP measure. In future filings, please disclose here and elsewhere in the filing where “retail sales” is presented that it is a non-GAAP measure and that it may not be comparable to similarly-titled measures used by other companies.

Company Response:

We note the Staff’s comment, and in response thereto, note that we disclose that Retail Sales is a non-GAAP financial measure on page 55 of the 2013 Form 10K in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. In future filings, we will also disclose that Retail Sales is a Non-GAAP measure and that this information may not be comparable to similarly-titled measures used by other companies in Item 6. Selected Financial Data and any other place we present Retail Sales as a financial measure.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

4.	We note your response to our prior comment 3 that you are unable to quantify each business reason listed in your disclosures. Please explain to us how you determined the factors listed (e.g., increased member engagement, increase in average active sales leaders, etc.) were attributable to changes in your net sales if you are unable to quantify the magnitude of their impact and revise your disclosures in future filings accordingly.

Company Response:

We note the Staff’s comment, and in response thereto, note that management has developed a strategic plan to achieve its goals. This strategic plan includes certain initiatives developed by management which, when used in the past, have corresponded with significant increases in net sales. These actions have included increasing Member engagement and Sales Leader activity by providing high quality products, additional access points, systemized training and promoting daily consumption DMO’s; increasing our brand awareness; and expanding our Member base through recruiting and retention. The historical corresponding increase in net sales has reinforced management’s belief that these actions do indeed drive increases in net sales if properly executed over a period of years. However, these factors are qualitative and the impact thereof cannot be quantified.

We further note that when analyzing a company, there are both qualitative and quantitative factors to consider. Qualitative factors are strategic goals and tactics such as providing quality products, improved marketing approaches and training. It is not possible to know how much sales during a given period (or a change therein) to attribute to these efforts because the individual impact of each defies quantification. In contrast, a factor such as changes of foreign currency translation rates, for example, is capable of quantification.

Our historical disclosure tends to focus on the qualitative factors because often there is not more than one quantifiable influence on a line item such as net sales. Although we believe Item 303 of Regulation S-K requires quantification of only those factors that can be quantified, we believe inclusion of the qualitative factors is helpful disclosure because it reflects current Company strategies for long-term sustainable growth.

In our future filings with the Commission, we will make clear that while we believe the qualitative factors provided are the primary drivers of changes in our results, we are not able to quantify the effects of those factors. Moreover, when quantifiable factors (such as changes of foreign currency translation rates or changes in pricing) are identified, we will continue to provide appropriate numerical disclosure.

5.	We note your discussion of net sales by geographic region provides insight into where there were material changes in net sales between periods. However, your geographic region disclosures do not appear to discuss with quantification the material underlying factors driving the change in sales between periods. Please revise your disclosures in future filings accordingly. Please provide us draft disclosure for 2013 as compared to 2012. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Company Response:

We note the Staff’s comment, and in response thereto, note that net sales fluctuations are primarily the result of changes in volume, changes in prices, and/or changes in foreign currency translation rates. We also note that in our discussions of net sales fluctuations at the regional and country level, we do quantify the impact of the drivers that are quantifiable such as changes in foreign currency translation rates, and cite any significant price changes. The drivers of changes in volume at the regional and country level are primarily qualitative measures, including those discussed in our response to comment 4, and as with results at a consolidated level, the impact of qualitative business drivers on net sales at the regional and country level cannot be quantified.

We have not provided the requested draft disclosure because our comparative analysis of 2013 versus 2012 results in our 2013 Form 10-K quantified the impact of the changes in foreign currency translation rates, but we are unable to quantify drivers of volume fluctuation. However, to provide investors with better insight regarding the qualitative drivers of net sales, we will expand the discussion in our Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in our future filings with the Commission to include a general overview of the drivers of changes in net sales, similar to the following:

Net sales fluctuations, both Company-wide and within a particular geographic region or country, are primarily the result of changes in volume, changes in prices, and/or changes in foreign currency translation rates. Our discussion of changes in net sales quantifies the impact of the drivers that are quantifiable such as changes of foreign currency translation rates and cites any significant price changes. The remaining drivers, impacting changes in volume, are typically qualitative measures that cannot be quantified.

6.	We note your response to comment 4 from our letter dated September 23, 2014 and we reissue the comment. Your response notes that you are unable to quantify the specific impact of the underlying factors which influenced your key performance indicators. Regardless of an inability to quantify the impact of individual underlying factors, your narrative MD&A disclosure should identify and analyze material trends as seen through the eyes of management. Please revise future filings to include an analysis of material changes in key performance indicators, like material declines in the rate of increase in key performance indicators and identify the primary factors resulting in such changes as requested in prior comment 4. Alternatively, please tell us why you believe such disclosure is not material to investors. For guidance, please see Section I.B. of SEC Interpretive Release No. 33-8350 (December 29, 2003). Please provide draft disclosure.

Company Response:

We note the Staff’s comment and, in response thereto, will expand our Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in our future filings with the Commission to address material trends in key performance indicators. Set forth below is sample disclosure, which is based on what would have been included in our 2013 Form 10-K. We note that for the same reasons discussed in our responses above, the proposed disclosure focuses on qualitative factors. However, in future filings we will quantify the impact of any quantifiable factors.

The following paragraph would be inserted following the table disclosing the change in Volume Points by Geographic Region for the last three fiscal years (see e.g., page 53 of our 2013 Form 10-K):

We believe the sequential increases in total Volume Points for 2013 and 2012 of 13.1% and 20.4%, respectively, reflects the success of our competitive strengths and business strategies discussed in greater detail on pages 13 – 16 of this Annual Report on Form 10-K in achieving our objective of sustainable sales growth through retailing, recruiting and retention.

The following paragraph would be inserted following the table disclosing the change in Active Sales Leaders by Geographic Region for the last three fiscal years (see e.g., pages 53-54 of our 2013 Form 10-K):

We believe the trend of increasing worldwide Average Active Sales Leaders over the periods reflected in the table is attributable to the Company’s success in making the Herbalife business opportunity more appealing and in facilitating Sales Leader success through providing quality products; improved DMOs, including daily consumption approaches such as Nutrition Clubs; easier access to product; systemized training of Members on our products and methods; and continued promotion and branding of Herbalife products. Given the long term and qualitative nature of our strategies, the magnitude of the impact of each such strategy on Sales Leaders’ engagement cannot be quantified and may vary over time and by market.

The following paragraph would be inserted following the table disclosing the number of Sales Leaders as of the end of February of the year indicated (subsequent to the annual re-qualification date) and Sales Leader retention rate by year and by region (see e.g., the bottom of page 54 of our 2013 Form 10-K):

Retention Rate has remained relatively consistent over the past three years at what we consider to be a high level. We believe this is the result of our strategies enabling Sales Leaders to be more successful in their pursuit of the Herbalife business and encouraging them to stay with the Herbalife business.

7.	We also note your response to prior comment 4 regarding the lack of a turnover-related performance measure. Given your response, it is unclear if Member turnover-related trends materially affect how you manage your business. We note your disclosure on page 57 of your Form 10-K that changes in net sales are “directly associated” with the recruiting and retention of your Member force. From our review of your Form 10-K, we are unable to locate disclosures related to trends in your Member turnover. With a view to clarifying disclosure in future filings, please advise us whether and how material trends in turnover occur and, if so, where you address them in your MD&A.

Company Response:

We note the Staff’s comment and acknowledge that our disclosure on page 57 of our 2013 Form 10-K regarding changes in net sales and the factors associated with those changes was not as specific as it should have been with respect to Member retention. Specifically, changes in net sales are directly associated with the retention of Sales Leaders, a subset of our Members. Given the importance of our Sales Leaders to our success we focus our retention efforts on our Sales Leaders and track the retention of our Sales Leaders. Our Sales Leaders, in turn, focus their retention efforts on their non-Sales Leaders in their down-line organizations. We also direct the Staff to pages 54 and 55 of our 2013 Form 10-K where we include disclosure regarding Sales Leader retention over the past three years. In future filings with the Commission we will revise the referenced disclosure on page 57 to refer to the retention of Sales Leaders as a factor affecting net sales rather than the retention of Members.

Directors, Executive Officers, and Corporate Governance, page 86

8.	We note recent media publications that a Pedro Cardoso was charged by the Government of Brazil with money laundering or embezzlement-related crimes. Please tell us whether your current board member, Mr. Cardoso, is the subject of a criminal complaint. See Item 401(f)(2) of Regulation S-K. If so, please tell us how you intend to address this in your disclosure.

Company Response:

We note the Staff’s comment, and in response thereto, confirm that we are aware of these allegations and advise the Staff that immediately upon learning of them on or about November 13, 2014, the Company commenced a responsive and full investigation. Reports of criminal allegations of money laundering and/or embezzlement against Mr. Cardoso appear entirely without basis.

Based on our investigation to date, we understand in 1999, a company for which Mr. Cardoso served as “legal representative” in Brazil provided marketing services to promote a neighborhood carnival at the request of the local legislative assembly. The cost for those services was approximately US$2,300. We further understand the president of that assembly was later investigated due to broad allegations of embezzlement, including for providing public funds for allegedly private events. During the course of that investigation, investigators appear to have discovered that the contract awarded to the company for which Mr. Cardoso was registered as legal representative was for services the legislature was not legally authorized to procure. In 2008, a civil proceeding was brought against the government officials who awarded the allegedly improper contracts, as well as Mr. Cardoso and the company for which he served as legal representative (among twelve other defendants who were counterparties to other contracts). With respect to Mr. Cardoso and the company for which he served as legal representative, the action seeks to have the US$2,300 contract declared void and the contract proceeds returned. It appears to be the case that a criminal proceeding was also concurrently brought against largely the same group of defendants regarding what we believe to be the same set of facts and circumstances. However, the records of that criminal proceeding are not available to the public since we understand they are currently lodged with a Brazilian judge who is handling the matter. We understand that Mr. Cardoso may have been named in these proceedings because he was the entity’s registered legal representative. A copy of a complaint purporting to be the one at issue recently has been posted by third parties on the Internet.

Based on the Company’s investigation to date, we understand Mr. Cardoso has not been served in the criminal proceeding and only recently learned of its existence. Through the Company’s Brazilian counsel, we have requested that the Brazilian judge in the criminal proceeding make the records in that case available to us, but our requests have been denied. As a result, we are unable to confirm at this point that an event described in Item 401(f)(2) of Regulation S-K has occurred (i.e. person convicted in a criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses)). Consequently, until the relevant facts are known and verified, it is not possible to conclude at this time that such a development would be material to an evaluation of Mr. Cardoso’s ability or integrity to serve as a member of the Company’s Board of Directors.

The Company’s investigation regarding this matter is currently ongoing. As soon as final conclusions can be reached, the Company will advise the Staff and issue any required public disclosures.

* * * * *

We trust this response has addressed the Staff’s questions relating to the Follow-Up Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE LTD.

By:	/s/ Bosco Chiu
Bosco Chiu
Senior Vice President
Principal Accounting Officer

cc:	Michael O. Johnson, Chief Executive Officer & Chairman
John G. DeSimone, Chief Financial Officer
Mark Friedman, General Counsel & Corporate Secretary